UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THE REAL BROKERAGE INC.
(Name of Issuer)

ORDINARY SHARES
(Title of Class of Securities)

75585H206
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75585H206	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
CUBIT INVESTMENTS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
16,660,455 (1)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
16,660,455 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,660,455 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.35% (2)

12	TYPE OF REPORTING PERSON*
CO

(1) Includes 16,660,455 shares of the Issuer’s Ordinary Shares of which Cubit Investments Limited is the beneficial owner. Mr. Guy Gamzu and his spouse, Mrs. Yael Sophie Chorley Gamzu, each own 50% of Cubit Investments Limited.

(2) Based upon 178,242,429 shares of the Issuer’s Ordinary Shares outstanding as of December 31, 2021.

CUSIP No. 75585H206	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
GUY GAMZU

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,651,013 (3)
	6	SHARED VOTING POWER
16,660,455 (please see item 2 where Guy Gamzu and his spouse, Yael Sophie Chorley Gamzu share such voting power with Cubit Investments Limited) (1)
	7	SOLE DISPOSITIVE POWER
1,651,013 (3)
	8	SHARED DISPOSITIVE POWER
16,660,455 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,311,468 (4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.92% (5)

12	TYPE OF REPORTING PERSON*
IN

(1) Includes 16,660,455 shares of the Issuer’s Ordinary Shares of which Cubit Investments Limited is the beneficial owner. Mr. Guy Gamzu and his spouse, Mrs. Yael Sophie Chorley Gamzu, each own 50% of Cubit Investments Limited.

(3) Includes: (i) 1,260,375 shares of the Issuer’s Ordinary Shares of which Mr. Gamzu is the beneficial owner and (ii) 390,638 shares of the Issuer’s Ordinary Shares that Mr. Gamzu has the right to obtain, upon the exercise and conversion of 390,638 vested Stock Options, at a ratio of one share of Ordinary Shares for each Stock Option.

(4) Includes: (i) 1,260,375 shares of the Issuer’s Ordinary Shares of which Mr. Gamzu is the beneficial owner, (ii) 390,638 shares of the Issuer’s Ordinary Shares that Mr. Gamzu has the right to obtain, upon the exercise and conversion of 390,638 vested Stock Options, at a ratio of one share of Ordinary Shares for each Stock Option, and (iii) 16,660,455 shares of the Issuer’s Ordinary Shares of which Cubit Investments Limited is the beneficial owner which is an Israeli Corporation. Mr. Guy Gamzu and his spouse, Mrs. Yael Sophie Chorley Gamzu, each own 50% of Cubit Investments Limited.

(5) Based upon 178,242,429 shares of the Issuer’s Ordinary Shares outstanding as of December 31, 2021, together with the 390,638 shares of the Issuer’s Ordinary Shares that Mr. Gamzu has the right to obtain, upon the exercise and conversion of 390,638 vested Stock Options, at a ratio of one share of Ordinary Shares for each Stock Option.

CUSIP No. 75585H206	13G	Page 4 of 7 Pages

(1)

Item 1 (a).	Name of Issuer:

The Real Brokerage Inc. (“the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

133 Richmond Street West, Suite 302, Toronto, Ontario, Canada M5H 2L3

Item 2 (a).	Name of Person Filing:

Cubit Investments Limited, is a Corporation formed under the laws of the state of Israel with a principal place of business at 54 Bezalel street, Ramat Gan, Israel.

Mr. Guy Gamzu is the Chief Executive Officer of Cubit Investments Limited, which he co-owns with his wife, Mrs. Yael Sophie Chorley Gamzu. Mr. Gamzu’s principal place of business is 54 Bezalel street, Ramat Gan, Israel.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

54 Bezalel street, Ramat Gan, Israel.

Item 2 (c).	Citizenship:

Cubit Investments Limited is a Corporation formed under the laws of the state of Israel.

Mr. Gamzu is an Israeli citizen.

Item 2 (d).	Title of Class of Securities:

Ordinary Shares, no par value

Item 2 (e).	CUSIP Number:

75585H206

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

	☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 75585H206	13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

Cubit Investments Limited

(a)	Amount beneficially owned: 16,660,455 (1)

(b)	Percent of class: 9.35% (2)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 16,660,455 (shared power with Guy Gamzu and Yael Sophie Chorley Gamzu) (1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 16,660,455 (shared power with Guy Gamzu and Yael Sophie Chorley Gamzu) (1)

Guy Gamzu

(a)	Amount beneficially owned: 1,651,013 (3)

(b)	Percent of class: 0.92% (5)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,651,013 (3)

(ii)	Shared power to vote or to direct the vote: 16,660,455 (shared power with Cubit Investments Limited and Yael Sophie Chorley Gamzu. (1)

(iii)	Sole power to dispose or to direct the disposition of: 1,651,013 (3)

(iv)	Shared power to dispose or to direct the disposition of: 16,660,455 (shared power with Cubit Investments Limited and Yael Sophie Chorley Gamzu. (1)

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 75585H206	13G	Page 6 of 7 Pages

(1) Includes 16,660,455 shares of the Issuer’s Ordinary Shares of which Cubit Investments Limited is the beneficial owner. Mr. Guy Gamzu and his spouse, Mrs. Yael Sophie Chorley Gamzu, each own 50% of Cubit Investments Limited.

(2) Based upon 178,242,429 shares of the Issuer’s Ordinary Shares outstanding as of December 31, 2021.

(3) Includes: (i) 1,260,375 shares of the Issuer’s Ordinary Shares of which Mr. Gamzu is the beneficial owner and (ii) 390,638 shares of the Issuer’s Ordinary Shares that Mr. Gamzu has the right to obtain, upon the exercise and conversion of 390,638 vested Stock Options, at a ratio of one share of Ordinary Shares for each Stock Option.

(5) Based upon 178,242,429 shares of the Issuer’s Ordinary Shares outstanding as of December 31, 2021, together with the 390,638 shares of the Issuer’s Ordinary Shares that Mr. Gamzu has the right to obtain, upon the exercise and conversion of 390,638 vested Stock Options, at a ratio of one share of Ordinary Shares for each Stock Option.

Item 10.	Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75585H206	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2023

By:	/s/ Guy Gamzu
Guy Gamzu